                             BIGHORN ASSOCIATES LLC
                              FIVE CAMBRIDGE CENTER
                                    9TH FLOOR
                         CAMBRIDGE, MASSACHUSETTS 02142


                                January 17, 2001


Dear Limited Partner:

         We are offering to acquire your units of limited partnership interest in Resources Accrued Mortgage Investors 2, L.P. (your "partnership") for $90 per Unit in cash. Enclosed for your review and consideration are documents relating to our Offer to purchase your Units. Our offer will expire at 12:00 midnight, New York City time on February 20, 2001 (unless extended by us).

         The general partners of your partnership are our affiliates. As a result of this affiliation, your partnership has indicated that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to our Offer. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE AND THE RELATED MATERIALS AND THE ENCLOSED SCHEDULE 14D-9 CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

         To accept our offer, complete the enclosed letter of transmittal and return it to us on or prior to February 20, 2001 (unless the offer is extended by us).

         If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact us at (888) 448-5554.

         You should evaluate our offer based on your own particular financial circumstances. Our offer contains numerous terms and conditions that you should review before making a decision, including certain risk factors that are summarized on the first page of our offer to purchase. We suggest that you review our offer to purchase with your personal financial and tax advisors.

BIGHORN ASSOCIATES LLC